Mail Stop 0309	October 17, 2005

Mr. Peter Huehne
Chief Financial Officer
Allianz of America Corporation
777 San Marin Drive,
Novato, California 94998

Re:  	Allianz Aktiengesellschaft
	Registration Statement on Form F-4, filed September 30, 2005
File No. 333-128715

Dear Mr. Huehne:

      We have limited our review of the above referenced registration statement to only the matters addressed herein.

1. Please incorporate by reference all relevant Forms 6-K as required by Item 11 of Form F-4.

2. Please explain to us why you have not included pro forma financial information with respect to this transaction as required by Item 5 of
Form F-4 including any significant calculations performed. Also update the financial information to include a six month interim period for the target company.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Sonia Barros at (202) 551-3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Dr. Peter Hemeling
      General Counsel
      Allianz AG
      Koniginstrasse 28,
      80802 Munich, Germany

      William D. Torchiana
      Sullivan and Cromwell LLP
      24, rue Jean Goujon
      75008 Paris France

??

??

??

??

Mr. Peter Huehne
October 17, 2005
Page 2